SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549



                            FORM 11-K
                          ANNUAL REPORT


                 Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934



           For the fiscal year ended December 31, 1995
                  Commission file number 1-10534


                FIRST OF AMERICA BANK CORPORATION
                    RESERVE PLUS SAVINGS PLAN


                     (Full title of the plan)



                FIRST OF AMERICA BANK CORPORATION


   (Name of issuer of the securities held pursuant to the plan)





                        211 S. Rose Street
                    Kalamazoo, Michigan 49007


             (address of principal executive office)










ITEM 1. Audited statements of financial condition as of the end of the latest two fiscal years of the plan.

          Audited statements of financial condition for the two years ended December 31, 1995, prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as an exhibit.

ITEM 2. Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan.

          Audited statements of income and changes in plan equity for the three years ended December 31, 1995, prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as an exhibit.






                            SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the First of America Bank Corporation Reserve Plus Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                   FIRST OF AMERICA BANK
                                   CORPORATION RESERVE PLUS
                                   SAVINGS PLAN

Dated: March 29, 1995              BY:   /s/ Richard V. Washburn

                                   Richard V. Washburn
                                   Senior Vice President -
                                   Human Resources






                          EXHIBIT INDEX



EXHIBIT NO.                                            PAGE NO.


     1.        Financial statements and Notes thereto


     2.        Consent of KPMG Peat Marwick






                                                       EXHIBIT 1













                    FIRST OF AMERICA BANK CORPORATION
                    RESERVE PLUS SAVINGS PLAN

                    Financial Statements and Schedules

                    Three-year period ended December 31, 1995

                    (With Independent Auditors' Report Thereon)





                FIRST OF AMERICA BANK CORPORATION
                    RESERVE PLUS SAVINGS PLAN




TABLE OF CONTENTS
-----------------------------------------------------------------

                                                          Page(s)

Independent Auditors' Report...........................         1

Statements of Assets Available for Benefits ...........         2

Statements of Changes in Assets Available for Benefits.         3

Notes to Financial Statements..........................       4-7




Schedule


Allocation of Plan Assets Available for Benefits....... 1 & 1A8-9

Allocation of Plan Income and Changes in Assets
  Available for Benefits .............................. 2,2A,& 2B
                                                            10-12

Item 27d - Schedule of Reportable Transactions......... 3      13



All other schedules required by the Employee Retirement Income
Security Act of 1974 are not applicable and have been omitted.









                   Independent Auditors' Report


To the Trustees of First of America Bank
   Corporation Reserve Plus Savings Plan:


We have audited the accompanying statements of assets available for benefits of First of America Bank Corporation Reserve Plus Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in assets available for benefits for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in assets available for benefits for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The information included in the supplemental schedules has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



KPMG Peat Marwick LLP


March 22, 1996





FIRST OF AMERICA BANK CORPORATION

RESERVE PLUS SAVINGS PLAN


Statements of Assets Available for Benefits

======== ============================== ======================================= =================== ===================
December 31, 1995 and 1994




                                          Assets                                               1995                1994

-------- ------------------------------ --------------------------------------  ------------------- -------------------
Cash                                                                                       $ 40,404              47,984

-------- ------------------------------ --------------------------------------  ------------------- -------------------
Investments at fair value:

         Parkstone Equity Fund (cost of $24,443,810 and

            $23,674,256 at December 31, 1995 and 1994, respectively)                     29,111,374          23,321,220
         Parkstone Balanced Fund (cost of $20,576,758 and

            $19,285,978 at December 31, 1995 and 1994, respectively)                     23,375,761          19,778,941
         Parkstone U.S. Government Obligation Fund

            (cost of $19,985,402 and $19,761,533 at

            December 31, 1995 and 1994, respectively)                                    19,985,402          19,761,533
         Parkstone Small Capitalization Fund (cost of $7,100,398 and

            $1,523,665 at December 31, 1995 and 1994, respectively)                       7,359,351           1,471,691
         Parkstone International Discovery Fund (cost of $1,967,822 and

            $803,469 at December 31, 1995 and 1994, respectively)                         2,030,406             730,481

         First of America Money Market Savings (cost of $300,802 and
            $304,360 at December 31, 1995 and 1994, respectively)                           300,802             304,360

         First of America Bank Corporation common stock (cost of $38,102,599 and $31,098,459 at

            December 31, 1995 and 1994, respectively)                                    54,823,335          31,502,522

-------- ------------------------------ --------------------------------------  ------------------- --------------------
                                                                                        136,986,431         96,870,748

-------- ------------------------------ --------------------------------------  ------------------- --------------------
Participant loans receivable                                                                 81,727             105,262

-------- ------------------------------ --------------------------------------  ------------------- --------------------

Contributions receivable:
         Employee                                                                           241,520          --

         Employer                                                                            87,963          --
-------- ------------------------------ --------------------------------------  ------------------- --------------------

Assets available for benefits                                                         $ 137,438,045          97,023,994

======== ============================== ======================================  =================== ====================
See accompanying notes to financial statements.

/TABLE

FIRST OF AMERICA BANK CORPORATION

RESERVE PLUS SAVINGS PLAN
Statements of Changes in Assets Available for Benefits



Years ended December 31, 1995, 1994, and 1993
====== ===============================================================================================

                                                                 1995            1994              1993
------ -----------------------------------------------------------------------------------------------

Contributions:

       Employee payroll withholdings                   $   14,577,220      13,953,603        12,332,212

       Employer match                                       4,870,885       4,512,262         3,864,470
------ ------------------------------------------------------------------------------------------------

Total contributions                                        19,448,105      18,465,865        16,196,682

------ ------------------------------------------------------------------------------------------------
Investment income:

       Dividends                                            5,396,772       4,336,582         1,646,476
       Interest                                               988,644         980,389         1,016,248

       Net appreciation (depreciation) in market value     25,458,758     (14,642,395)        2,157,807

------ ------------------------------------------------------------------------------------------------
Total investment income                                    31,844,174      (9,325,424)        4,820,531

------ ------------------------------------------------------------------------------------------------
Employee rollovers                                            627,159         965,276           640,078

Transfers from other plans                                  3,595,267          13,812           321,172

------ ------------------------------------------------------------------------------ -----------------
Total additions                                            55,514,705      10,119,529        21,978,463

------ ------------------------------------------------------------------------------ -----------------
Expenses                                                     --               (72,881)          (73,018)

Participant withdrawals                                   (15,100,654)     (8,321,850)       (6,254,073)

------ ------------------------------------------------------------------------------ -----------------
Total deductions                                          (15,100,654)     (8,394,731)       (6,327,091)

------ ------------------------------------------------------------------------------ -----------------
Net increase                                               40,414,051       1,724,798        15,651,372



Assets available for benefits at
       beginning of year                                   97,023,994      95,299,196        79,647,824

------ --------------------------------------------   -----------     --------------- -----------------
Assets available for benefits at

       end of year                                      $ 137,438,045      97,023,994        95,299,196

See accompanying notes to financial statements.
/TABLE

FIRST OF AMERICA BANK CORPORATION
RESERVE PLUS SAVINGS PLAN

Notes to Financial Statements

December 31, 1995, 1994, and 1993
-----------------------------------------------------------------

( 1 ) Organization

The  following   description  of   the  First  of   America  Bank
Corporation Reserve Plus Savings Plan (the Plan) provides only general information. Reference should be made to the plan agreement for a more complete description.

     General

The Plan is a defined contribution plan established effective July 1, 1988 and was restated effective January 1, 1993, for employees of First of America Bank Corporation (hereinafter referred to as "the Company") under Section 401(k) of the Internal Revenue Code. Eligible employees are those who have at least one year of service, are employed on a salaried basis, and maintain a base compensation level of less than $200,000. Effective for plan years beginning after December 31, 1993, the maximum eligible base compensation level is $150,000. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

A participant may elect to contribute no less than one percent and not more than 15 percent of base compensation, not to exceed $9,240 into the plan. The Company may contribute discretionary matching contributions of one-half of the participant's contribution if the employee contributes 5% or more, not to exceed 5% of the employee's compensation, and one-third of the participant's contribution if the employee contributes less than 5%. All Company matching contributions are invested in the Stock Fund, which owns common stock of the Company, exclusively. The Company may also make additional discretionary contributions, which will be allocated to various investments at the Company's discretion. No discretionary contributions were made during 1995, 1994 or 1993.

     Participant Account

Each participant account is credited with the employee contribution and the Company's matching contribution. Investment earnings are allocated based on account balances. The maximum benefit to which a participant is entitled is the vested portion of the participant's account.



                                                      (Continued)





FIRST OF AMERICA BANK CORPORATION
RESERVE PLUS SAVINGS PLAN

Notes to Financial Statements
----------------------------------------------------------------

     Vesting

Participants immediately vest in their voluntary contributions plus earnings thereon. Vesting in the remainder of their accounts is based on years of credited service. A participant is 100 percent vested after four years of credited service.

     Distributions

Upon termination of service, a participant with a vested account balance of $3,500 (exclusive of Company common stock) or less will receive a single lump-sum distribution equal to the vested value of the account. A participant with a vested balance of more than $3,500 (exclusive of Company common stock) may elect a lump-sum distribution or deferral until age 55 (early retirement).

Except for common stock of the Company, distributions will be made in cash. Common stock of the Company will be distributed in shares unless there are 100 or fewer shares. If 100 or fewer shares are involved, such shares will be converted and the distribution made in cash.

     Plan Administration and Trustee

The Company serves as the plan administrator and absorbs all or most of the administrative costs. First of America-Michigan N.A., a wholly-owned subsidiary of the Company, serves as trustee for the Plan.

(2) Summary of Significant Accounting Policies

     Basis of Presentation

The accompanying financial statements are prepared on the accrual
basis  of  accounting  in  accordance  with   generally  accepted
accounting principles.

     Investments

Investments are stated at fair market value as determined by quoted market prices. Employees may invest in the following funds at their option:

 .    Money Market Fund- invests  in the Parkstone U.S. Government
     Obligations Fund, which invests in short-term fixed income securities, such as Treasury bills or notes issued or backed by the U.S. Government or its agencies. From time to time,
     the  Money  Market  investment   option  may  also   include
     relatively low risk assets transferred from a prior plan of an affiliate, such as guaranteed investment contracts.


(Continued)





FIRST OF AMERICA BANK CORPORATION
RESERVE PLUS SAVINGS PLAN

Notes to Financial Statements
---------------------------------------------------------------

 .    Balanced  Fund -  invests  in the  Parkstone Balanced  Fund, which invests in a mix of stocks and bonds at the discretion of the administrator based on market conditions.

 .    Equity Fund  - invests in  the Parkstone Equity  Fund, which invests at least 80 percent of the value of its total assets in common stock and securities convertible into common stock of "blue chip"-type companies with sound management and the ability to finance expected growth. In addition, this fund may also invest up to 20 percent of the value of its total
     assets   in  preferred   stocks,  corporate   bonds,  notes,
     warrants, and other short-term obligations with maturities of 18 months or less.

 .    Small Capitalization  Fund - invests in  the Parkstone Small
     Capitalization Fund, which invests primarily in common stocks of small- to medium-sized companies to provide growth of capital.

 .    International Fund-  invests in the  Parkstone International
     Discovery Fund, which invests primarily in common stock of small- to medium-sized foreign companies.

 .    Stock  Fund - invests entirely in shares of First of America
     Bank Corporation common stock. Stock purchases and sales are made daily in the open market.

(3) Transfers from Other Plans

Certain of the Company's affiliates maintained plans prior to the creation of First of America Bank Corporation Reserve Plus
Savings Plan. At January 1, 1991, those net assets were transferred to this plan. In addition, amounts from plans of institutions subsequently acquired are transferred into the Plan upon acquisition.

(4) Funding and Termination

The Company deposits all contributions bi-weekly. Although the Company has not expressed any intent to terminate the plan agreement, it may do so at any time, subject to the provisions of ERISA. In the event of termination, the participants will become 100 percent vested in their accounts.

(5 ) Reconciliation to Form 5500

The financial information provided on Line 31g of the Plan's Form 5500 includes an accrual for benefits payable to participants. This accrual was $972,616 and $659,354 for 1995 and 1994, respectively. In accordance with generally accepted accounting principles, this liability is not presented separately from assets available for plan benefits in the accompanying financial statements.

(Continued)





FIRST OF AMERICA BANK CORPORATION
RESERVE PLUS SAVINGS PLAN

Notes to Financial Statements
----------------------------------------------------------------


( 6 ) Tax-Exempt Status

The Internal Revenue Service has determined and informed the trustee of the Plan by a letter dated May 18, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under Section 401(k) of the Internal Revenue Code. The plan administrator and its qualified tax counsel do not anticipate that changes in the Plan after the date of the amendments covered by the Internal Revenue Service determination letter will affect the qualified and tax-exempt status of the Plan and trust, respectively.





FIRST OF AMERICA BANK CORPORATION                                                                                      Schedule 1

RESERVE PLUS SAVINGS PLAN


Allocation of Plan Assets Available for Benefits


December 31, 1995

=================================== =================================== ============================================= ===========
                                                                Money      Small    Interna-

                                       Equity      Balanced    Market       Cap      tional       FOA     Participant     1995

Assets                                  Fund         Fund       Fund       Fund       Fund    Stock Fund      Loan       Total
----------------------------------- ----------------------------------- --------------------------------------------  -----------

Cash                             $       --           --         40,404     --         --         --           --          40,404

----------------------------------- ----------------------------------- --------------------------------------------  -----------

Investments at fair value:
   Parkstone Equity Fund              29,111,374      --         --         --         --         --           --      29,111,374

   Parkstone Balanced Fund               --      23,375,761      --         --         --         --           --      23,375,761
   Parkstone U.S.

     Government Obligation Fund          --           --     19,985,402     --         --         --           --      19,985,402

   Parkstone Small
     Capitalization Fund                 --           --         --      7,359,351     --         --           --       7,359,351

   Parkstone International
     Discovery Fund                      --           --         --         --     2,030,406      --           --       2,030,406

   First of America Money

     Market Savings                      --           --         --         --         --        300,802       --         300,802
   First of America Bank

     Corporation common stock            --           --         --         --         --     54,823,335       --      54,823,335
----------------------------------- ------------ ---------------------- --------------------------------------------  -----------

                                      29,111,374 23,375,761  19,985,402  7,359,351 2,030,406  55,124,137       --      136,986,431

----------------------------------- ------------ ---------------------- --------------------------------------------  -----------
Participant loans receivable             --           --         --         --         --         --           81,727      81,727

----------------------------------- ------------ ---------------------- --------------------------------------------  -----------
Contributions Receivable:

   Employee                               70,353     51,160      35,681     17,772    14,000      52,554                  241,520

   Employer                                                                                       87,963                   87,963
----------------------------------- ------------ ---------------------- --------------------------------------------  -----------

                                          70,353     51,160      35,681     17,772    14,000     140,517       --         329,483
----------------------------------- ------------ ---------------------- --------------------------------------------  -----------

Total assets available for benefits  $ 29,181,72723,426,921  20,061,487  7,377,123  2,044,406 55,264,654       81,727  137,438,045

=================================== ============ ====================== ============================================  ===========
See accompanying independent auditors' report.
/TABLE

FIRST OF AMERICA BANK CORPORATION                                                                                   Schedule 1A

RESERVE PLUS SAVINGS PLAN


Allocation of Plan Assets Available for Benefits


December 31, 1994

============ ========================================================== ========================================== ===========
                                                               Money      Small    Interna-

                                       Equity     Balanced     Market      Cap      tional      FOA     Participant    1994

               Assets                   Fund        Fund        Fund       Fund      Fund    Stock Fund    Loans      Total
------------ ---------------------------------------------------------- ------------------------------------------ -----------

Cash                              $      --          --          47,984     --        --         --         --          47,984

------------ ---------------------------------------------------------- ------------------------------------------ -----------

Investments at fair value:
   Parkstone Equity Fund             23,321,220      --          --         --        --         --         --      23,321,220

   Parkstone Balanced Fund               --      19,778,941      --         --        --         --         --      19,778,941
   Parkstone U.S.

      Government Obligation Fund         --          --      19,761,533     --        --         --         --      19,761,533

   Parkstone Small
      Capitalization Fund                --          --          --     1,471,691     --         --         --       1,471,691

   Parkstone International

      Discovery Fund                     --          --          --         --      730,481      --         --         730,481
   First of America Money

      Market Savings                     --          --          --         --        --       304,360      --         304,360
   First of America Bank

      Corporation common stock           --          --          --         --        --    31,502,522      --      31,502,522

------------ ---------------------------------------------------------- ------------------------------------------ -----------
                                     23,321,220  19,778,941  19,761,533 1,471,691   730,481 31,806,882      --      96,870,748

------------ ---------------------------------------------------------- ------------------------------------------ -----------
Participant loans receivable             --          --          --         --        --         --        105,262     105,262

------------ ---------------------------------------------------------- ------------------------------------------ -----------

Total assets available for benefits $23,321,220  19,778,941  19,809,517 1,471,691   730,481 31,806,882     105,262  97,023,994
============ ========================================================== ========================================== ===========

See accompanying independent auditors' report.
/TABLE

FIRST OF AMERICA BANK CORPORATION                                                                                   Schedule 2

RESERVE PLUS SAVINGS PLAN


Allocation of Plan Income and Changes in Assets Available for Benefits


Year ended December 31, 1995

================================ =============================================== ================================================
                                                              Money               Interna-   First of

                                     Equity     Balanced     Market    Small Cap   tional     America   Participant

                                      Fund        Fund        Fund       Fund       Fund     Stock Fund    Loans         Total
================================ =============================================== ================================================

Contributions:

Employee payroll withholdings        4,010,123  2,958,163  2,197,949   1,757,862    817,510  2,835,613       --        14,577,220

Employer match                         --          --          --         --         --      4,870,885       --         4,870,885
-------------------------------- ----------------------------------------------- ------------------------------------------------

Total contributions                  4,010,123  2,958,163   2,197,949  1,757,862    817,510  7,706,498       --        19,448,105
-------------------------------- ----------------------------------------------- ------------------------------------------------

Loan payments                           17,901      7,536      19,513      5,170      2,295     12,754      (65,168)      --

-------------------------------- ----------------------------------------------- ------------------------------------------------
Investment income:

Dividends                            1,010,687  1,607,979      --        843,518      5,640  1,928,948       --         5,396,772
Interest                                 2,812      1,146     976,106        731        271      7,578       --           988,644

Net appreciation/depreciation        5,696,643  2,801,035      --        471,307    134,717 16,355,056       --        25,458,758

-------------------------------- ----------------------------------------------- ------------------------------------------------
Total investment income              6,710,142  4,410,160     976,106  1,315,556    140,628 18,291,582       --        31,844,174

-------------------------------- ----------------------------------------------- ------------------------------------------------
Employee rollovers                     190,422     56,933      42,220    155,604     76,238    105,742       --           627,159

Transfers from other Plans             116,840    123,902   1,165,787    141,267     53,884  1,951,954       41,633     3,595,267

Net transfer (interfund)            (2,845,310)(2,251,961)    969,551  2,822,731    317,852    987,137       --           --
-------------------------------- ----------------------------------------------- ------------------------------------------------

Total transfers and rollovers       (2,538,048)(2,071,126)  2,177,558  3,119,602    447,974  3,044,833       41,633     4,222,426
-------------------------------- ----------------------------------------------- ------------------------------------------------

Total Additions                      8,200,117  5,304,733   5,371,126  6,198,190  1,408,407 29,055,667      (23,535)   55,514,705

-------------------------------- ----------------------------------------------- ------------------------------------------------
Participant withdrawals             (2,339,610)(1,656,753) (5,119,156)  (292,758)   (94,482)(5,597,895)      --       (15,100,654)

-------------------------------- ----------------------------------------------- ------------------------------------------------
Total deductions                    (2,339,610)(1,656,753) (5,119,156)  (292,758)   (94,482)(5,597,895)      --       (15,100,654)

-------------------------------- ----------------------------------------------- ------------------------------------------------

Net increase (decrease)              5,860,507  3,647,980     251,970  5,905,432  1,313,925 23,457,772      (23,535)   40,414,051


Assets available for benefits at
   beginning of year                23,321,220 19,778,941  19,809,517  1,471,691    730,481 31,806,882      105,262    97,023,994





-------------------------------- ----------------------------------------------- ------------------------------------------------

Assets available for benefits at
   end of year                    $ 29,181,727 23,426,921  20,061,487  7,377,123  2,044,406 55,264,654       81,727   137,438,045

================================ =============================================== ================================================

See accompanying independent auditors' report.
/TABLE

FIRST OF AMERICA BANK CORPORATION                                                                                    Schedule 2A

RESERVE PLUS SAVINGS PLAN


Allocation of Plan Income and Changes in Assets Available for Benefits


Year ended December 31, 1994

=================== ============ ======================= ======================== ===============================================
                                                             Money                  Interna-    First of

                                    Equity     Balanced     Market     Small Cap     tional      America  Participant

                                     Fund        Fund        Fund         Fund        Fund     Stock Fund    Loans       Total
------------------- ------------ ----------------------- ------------------------ -----------------------------------------------

Contributions:

   Employee payroll withholdings $ 5,147,655   3,712,016   2,228,988      130,352      85,883   2,648,709      --      13,953,603

   Employer match                     --          --          --           --          --       4,512,262      --       4,512,262
------------------- ------------ ----------------------- ------------------------ -----------------------------------------------

Total contributions                5,147,655   3,712,016   2,228,988      130,352      85,883   7,160,971      --      18,465,865
------------------- ------------ ----------------------- ------------------------ -----------------------------------------------

Loan payments                         16,876      11,831      10,096          184         294      60,882   (100,163)      --

------------------- ------------ ----------------------- ------------------------ -----------------------------------------------
Investment income:

   Dividends                       2,114,604     599,736      --          118,572      33,763   1,469,907      --       4,336,582
   Interest                            2,490     220,748     752,170       --          --           4,981      --         980,389

   Net appreciation/depreciation  (3,176,458) (1,440,276)     --          (45,532)    (71,401) (9,908,728)     --     (14,642,395)

------------------- ------------ ----------------------- ------------------------ -----------------------------------------------
Total investment income           (1,059,364)   (619,792)    752,170       73,040     (37,638) (8,433,840)     --      (9,325,424)

------------------- ------------ ----------------------- ------------------------ -----------------------------------------------
Employee rollovers                   328,413     316,316     116,720       53,175      36,562     114,090      --         965,276

Transfers from other Plans            --          --          --           --          --          --         13,812       13,812

Net transfer (interfund)            (692,766) (1,357,921) (1,210,144)   1,214,940     645,420   1,400,471      --          --
------------------- ------------ ----------------------- ------------------------ -----------------------------------------------

Total additions                    3,740,814   2,062,450   1,897,830    1,471,691     730,521     302,574    (86,351)  10,119,529
------------------- ------------ ----------------------- ------------------------ -----------------------------------------------

Expenses                              (7,854)     (9,414)    (13,522)      --          --         (42,091)     --         (72,881)

Participant withdrawals           (1,932,911) (1,154,881) (2,620,516)      --             (40) (2,613,502)     --      (8,321,850)
------------------- ------------ ----------------------- ------------------------ -----------------------------------------------

Total deductions                  (1,940,765) (1,164,295) (2,634,038)      --             (40) (2,655,593)     --      (8,394,731)
------------------- ------------ ----------------------- ------------------------ -----------------------------------------------

Net increase (decrease)            1,800,049     898,155    (736,208)   1,471,691     730,481  (2,353,019)   (86,351)   1,724,798


Assets available for benefits at

   beginning of year              21,521,171  18,880,786  20,545,725       --          --      34,159,901    191,613   95,299,196
------------------- ------------ ----------- ----------- ------------------------ -----------------------------------------------





Assets available for benefits at

   end of year                   $ 23,321,220 19,778,941  19,809,517    1,471,691     730,481  31,806,882    105,262   97,023,994
=================== ============ =========== =========== ======================== ===============================================

See accompanying independent auditors' report.

/TABLE

FIRST OF AMERICA BANK CORPORATION                                                                            Schedule 2B

RESERVE PLUS SAVINGS PLAN


Allocation of Plan Income and Changes in Assets Available for Benefits


Year ended December 31, 1993

================================== ======================================================== ============================
                                                                    Money       First of

                                       Equity       Balanced       Market        America     Participant

                                        Fund          Fund          Fund       Stock Fund       Loans          Total
---------------------------------- -------------------------------------------------------- ----------------------------

Contributions:

   Employee payroll withholdings     $ 4,190,085     3,425,588     2,362,530      2,354,009       --         12,332,212

   Employer match                        --            --            --           3,864,470       --          3,864,470
---------------------------------- -------------------------------------------------------- ----------------------------

Total contributions                    4,190,085     3,425,588     2,362,530      6,218,479       --         16,196,682
---------------------------------- -------------------------------------------------------- ----------------------------

Loan payments                             31,312        24,584        20,533         25,419      (101,848)      --

---------------------------------- -------------------------------------------------------- ----------------------------
Investment income:

   Dividends                              44,343       424,502       --           1,177,631       --          1,646,476
   Interest                                3,698       341,646       664,228          6,676       --          1,016,248

   Net appreciation (depreciation)

      in market value                  2,347,001     1,088,159       --          (1,277,353)      --          2,157,807
---------------------------------- -------------------------------------------------------- ----------------------------

Total investment income                2,395,042     1,854,307       664,228        (93,046)      --          4,820,531
---------------------------------- -------------------------------------------------------- ------------- --------------

Employee rollovers                       129,804       196,988       113,532        199,754       --            640,078

Transfers from other Plans               173,232        10,704        53,628         83,608       --            321,172
Net transfer (interfund)               2,144,898       410,601    (1,713,001)      (842,498)      --            --

---------------------------------- -------------------------------------------------------- ----------------------------
Total additions                        9,064,373     5,922,772     1,501,450      5,591,716      (101,848)   21,978,463

---------------------------------- -------------------------------------------------------- ----------------------------

Expenses                                  (2,423)       (1,899)      (16,703)       (51,993)      --            (73,018)
Participant withdrawals               (1,604,843)   (1,145,819)   (2,552,275)      (951,136)      --         (6,254,073)

---------------------------------- -------------------------------------------------------- ------------- --------------
Total deductions                      (1,607,266)   (1,147,718)   (2,568,978)    (1,003,129)      --         (6,327,091)

---------------------------------- -------------------------------------------------------- ------------- --------------

Net increase (decrease)                7,457,107     4,775,054    (1,067,528)     4,588,587      (101,848)   15,651,372


Assets available for benefits at
   beginning of year                  14,064,064    14,105,732    21,613,253     29,571,314       293,461    79,647,824





---------------------------------- -------------------------------------------------------- ------------- --------------

Assets available for benefits at
   end of year                      $ 21,521,171    18,880,786    20,545,725     34,159,901       191,613    95,299,196

---------------------------------- -------------------------------------------------------- ------------- --------------

See accompanying independent auditors' report.
/TABLE

FIRST OF AMERICA BANK CORPORATION                                                                           Schedule 3

RESERVE PLUS SAVINGS PLAN


Item 27d - Schedule of Reportable Transactions


Year Ended December 31,1995

============================ =================================================== ============================================


                                                     Purchases (1)

---------------------------- --------------------------------------------------- --------------------------------------------
                                                                                                          (h) Current

                                                                                  (f) Expense           value of asset   (i)
       (a) Identity of         (b) Description  (c) Purchase(d) Selling(e) Lease incurred with (g) Cost on transaction Gain or

            party                 of asset         price       price     rental   transaction  of asset      date       loss

---------------------------- --------------------------------------------------- --------------------------------------------

Parkstone Balanced Fund      Stock and Bond Fund $5,303,011      --        --         --      5,303,011       --         --
Parkstone Equity Fund        Equity Fund          6,398,417      --        --         --      6,398,417       --         --

Parkstone U.S. Government

   Obligation Fund           Money Market Fund    7,546,958      --        --         --      7,546,958       --         --
First of America Money

   Market Savings Fund       Money Market Fund   12,857,223      --        --         --      12,857,223      --         --
First of America Bank

   Corporation common stock  Stock Fund          12,910,099      --        --         --      12,910,099      --         --

Parkstone Small
Capitalization Fund          Stock Fund           6,512,694      --        --         --      6,512,694       --         --
----------------------------


                                                 Sales (1)

---------------------------- --------------------------------------------------- --------------------------------------------

Parkstone Equity Fund        Equity Fund         $   --      6,306,492     --         --      5,546,102       --       760,390
First of America Bank Corporation

   Common Stock              Stock Fund              --      6,967,598     --         --      6,190,768       --       776,830
Parkstone U.S. Government

   Obligation Fund           Money Market Fund       --      7,738,373     --         --      7,738,373       --         --

============================ =================================================== ============================================


(1) Represents aggredgate value of all transactions which took place for the year ended.


See accompanying independent auditors' report.
/TABLE

                                                        Exhibit 2




KPMG Peat Marwick LLP
Peat Marwick Plaza
303 East Wacker Drive
Chicago, IL  60601




The Board of Directors
First of America Bank Corporation





We consent to incorporation by reference in the registration statements on Form S-3 (Registration Statement Number 2-98422), Form S-3 (Registration Statement Number 33-42226), and Form S-8 (Registration Statement Number 33-22044) of the First of America Bank Corporation of our report dated March 22, l996, relating to the statements of assets available for benefits of First of America Bank Corporation Reserve Plus Savings Plan as of December 31, 1995 and 1994 and the related statements of changes in assets available for benefits for each of the years in the three-year period ended December 31, 1995, which report appears in the December 31, 1995 annual report on Form 11-K of First of America Bank Corporation Reserve Plus Savings Plan.






KPMG Peat Marwick LLP
March 28, 1996